UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

THE FLOORING ZONE, INC.
(Exact Name of Registrant as Specified in its Charter) 000-28638 (Commission File Number)

Nevada	20-0019425
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number.)

1245 Brickyard Road, Suite 590, Salt Lake City, Utah
(Address of principal executive offices)

84106
(Zip code)

(801) 433-2000
(Registrant’s Executive Office Telephone Number)

THE FLOORING ZONE, INC.

1245 Brickyard Road, Suite 590

Salt Lake City, Utah 84106

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

NOTICE OF CHANGE IN COMPOSITION OF THE BOARD OF DIRECTORS

October 30, 2008

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF STOCKHOLDERS OF THE FLOORING ZONE, INC. WE ARE NOT SOLICITING YOUR PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY.

This information statement is being furnished to the holders of record of the common stock of The Flooring Zone, Inc., a Nevada corporation (the “Company”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act.

INTRODUCTION

On September 30, 2008 The Flooring Zone, Inc. entered into an Acquisition Agreement among The Flooring Zone, Inc. and Profire Combustion, Inc. and the Shareholders of Profire Combustion, Inc. (the “Acquisition Agreement”), subject to customary closing conditions. All conditions for closing were satisfied or waived by, and the transaction closed on, October 9, 2008. Pursuant to the terms of the Acquisition Agreement, 35,000,000 shares of restricted common stock of the Flooring Zone, Inc. (the “Flooring Zone”) were issued to Brenton W. Hatch, Harold Albert and Shelly Nichol, the three shareholders of Profire Combustion, Inc., (the “Profire Shareholders”) in exchange for all of the issued and outstanding shares of Profire Combustion, Inc. (“Profire”). On October 9, 2008 Joel Arline resigned from the Flooring Zone board of directors. Andrew Limpert, the remaining member of the board of directors intends to appoint Brenton W. Hatch and Harold Albert to fill vacancies on the board. Mr. Hatch and Mr. Albert are directors of Profire. Their appointment to the board of directors of Flooring Zone is subject to, and will occur following, the expiration of a 10-day period that begin on the later of the date of mailing or the filing of this information statement with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 14f-1 and the date of mailing of this information statement to our stockholders. The appointment of Mr. Hatch and Mr. Albert will constitute a change in the composition of our board of directors.

As of October 9, 2008, we had issued and outstanding 45,000,000 shares of common stock, our only class of voting securities that would be entitled to vote for directors at a stockholder’s meeting if one were to be held. Each share of common stock is entitled to one vote.

Please read this information statement carefully. It describes the resignations and appointments of new directors and officers and contains certain biographical and other information concerning our executive officers and directors.

CHANGE OF CONTROL

AND CHANGES TO THE BOARD OF DIRECTORS

On September 30, 2008 Flooring Zone entered into an Acquisition Agreement among Flooring Zone, Profire and the Profire Shareholders, subject to customary closing conditions, which occurred on October 9, 2008. Pursuant to the Acquisition Agreement, the Company issued to the three Profire Shareholders 35,000,000 shares, representing approximately 78% of the outstanding common stock of the Company, resulting in a change in the voting control of the Company.

On October 9, 2008 Joel Arline resigned from the Flooring Zone board of directors. Mr. Arline’s resignation was not the result of a disagreement with the Company on any matter relating to Company operations, policies or practices.

On October 9, 2008 Andrew Limpert resigned as the Company’s interim Chief Executive Officer and the board of directors appointed Brenton W. Hatch as the Company’s Chief Executive Officer and President. On October 9, 2008 the board of directors appointed Harold Albert as the Company’s Chief Operating Officer and appointed Andrew Limpert as the Chief Financial Officer. Previously, Mr. Limpert had been serving as the Company’s Chief Financial Officer on an interim basis.

The Acquisition Agreement provides for the appointment of two individuals designated by the Profire Shareholders to the board of directors of the Company. The board of directors of Flooring Zone intends to appoint Mr. Hatch and Mr. Albert to the board of Flooring Zone following the expiration of a 10-day period pursuant to Rule 14f-1 promulgated under the Exchange Act.

LEGAL PROCEEDINGS

None of our directors or executive officers, nor any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in matters may arise from time to time that may harm our business. We are not currently aware of any legal proceedings or claims against the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

The term “beneficial owner” refers to both the power of investment (the right to buy and sell) and rights of ownership (the right to receive distributions from the issuer and proceeds from sales of the shares). Inasmuch as these rights or shares may be held by more than one person, each person who has a beneficial ownership interest in shares is deemed the beneficial owner of the same shares because there is shared power of investment or shared rights of ownership.

The following table sets forth as of October 30, 2008 the name and the number of shares of our common stock, par value of $0.001 per share, held of record or beneficially by each person who held of record, or was known by us to own beneficially, more than 5% of the 45,000,000 issued and outstanding shares of our common stock, and the name and shareholdings of each director and of all officers and directors as group.

Title of Class	Name and Address of Beneficial Owner	Amount & Nature of Beneficial Ownership	% of Class

Common	Brenton W. Hatch(1)	15,750,000(2)	35%
	Bay 12, 55 Alberta Ave.
	Spruce Grove, Alberta, Canada T7X 3A6

Common	Harold Albert(1)	15,750,000(2)	35%
	Bay 12, 55 Alberta Ave.
	Spruce Grove, Alberta, Canada T7X 3A6

Common	Andrew Limpert(1)	5,325,150(3)	12%
	1245 Brickyard Road, Suite 590
	Salt Lake City, Utah 84106

Common	Michael Carroll	4,105,100	9%
	408 Brewster Lane
	Saint Simmons Island, Georgia 31522

Common	Shelly Nichol	3,500,000(2)	8%
	Bay 12, 55 Alberta Ave.
	Spruce Grove, Alberta, Canada T7X 3A6
All officers and directors as a group (3 persons)		36,825,150	82%
	TOTAL	44,430,250	99%

(1)

Mr. Hatch, Mr. Albert and Mr. Limpert are executive officers of the Company. Mr. Limpert is the sole director of the Company. Mr. Hatch and Mr. Albert will be appointed to fill vacancies on the board of directors following the expiration of a 10-day period pursuant to Rule 14f-1 promulgated under the Exchange Act.

(2)

In connection with the Acquisition Agreement, Mr. Hatch and Mr. Albert were each issued 15,750,000 shares of common stock of Flooring Zone in exchange for the 90 shares they each held in Profire. Ms. Nichol was issued 3,500,000 shares of common stock of Flooring Zone in exchange for her 20 shares of Profire.

(3) In connection with the Acquisition Agreement, Mr. Limpert agreed to cancel 6,224,950 shares of his common stock of the Flooring Zone.

Changes in Control

Except as described herein in connection with the acquisition of Profire Combustion, Inc., by The Flooring Zone, Inc., there are no other arrangements known to us, that may at a subsequent date, result in a change in control of the Company.

Section 16(a) Benefical Ownership Reporting

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities (“Reporting Persons”), to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulations to furnish us with copies of all forms they file pursuant to Section 16(a). Based solely on our review of the copies of such reports received by us, and written representations from certain Reporting Persons, we believe that the Reporting Persons have timely complied with the Section 16(a) filing requirements applicable to them.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth our directors, nominees and executive officers, their ages, and all offices and positions held with the Company. Directors are elected for a period of one year and thereafter serve until their successors are duly elected by the stockholders. Officers and other employees serve at the will of the board of directors.

Name	Age	Positions Held	Officer Since	Director Since

Andrew Limpert	39	CFO, Secretary and Director	November 2007	November 2007
Brenton W. Hatch	58	CEO and President	October 2008	*
Harold Albert	46	COO	October 2008	*

*

The Acquisition Agreement provides for the appointment of two individuals designated by the Profire Shareholders to the board of directors of the Company. The board of directors of Flooring Zone intends to appoint Mr. Hatch and Mr. Albert to the board of Flooring Zone following the expiration of a 10-day period pursuant to Rule 14f-1 promulgated under the Exchange Act.

The above individuals serve as executive officers and/or directors. A brief description of their positions, proposed duties and their background and business experience follows:

Andrew Limpert. Mr. Limpert graduated from the University of Utah with a Bachelors of Science degree in Finance in 1994. He earned a Masters of Business Administration with an emphasis in Finance in 1998 from Westminster College, in Salt Lake City, Utah. Mr. Limpert joined Flooring Zone in November 2007. Since 1998, he has been an investment advisor with Belsen Getty, LLC, providing wealth management direction and strategic and financial advice for several investment banks.  For the past 15 years he has founded, consulted on and funded numerous businesses in the private and public arenas.  Mr. Limpert has been associated with Axxess Funding Group, LLC since 2004 as its marketing manager.  In 2007 he became the chairman of the board of directors of Nine Mile Software Inc a rebalancing and mutual fund trading software developer. Nine Mile Software became an SEC registrant during 2008. Mr. Limpert serves as a director of BBM Holdings, Inc. a New York based provider of ship-to-shore internet connectivity technology. BBM Holdings, Inc. is also an SEC registrant.

Brenton W. Hatch. Mr. Hatch co-founded Profire Combustion, Inc. in 2002. Since that time he has served as the Chief Executive Officer and General Manager of the Company. Mr. Hatch has been responsible for the day-to-day operations of Profire since its inception. Prior to founding Profire, between 2001 and 2002 Mr. Hatch was a Management Consultant and General Manager of Titan Technologies, Inc., an oilfield service and distribution company in Edmonton, Alberta, Canada. In this position, Mr. Hatch performed an in-depth analysis of the operations and management of all divisions of Titan Technologies. Based on his analysis, Mr. Hatch implemented company-wide operational changes to improve company performance. From 1989 to 2000 Mr. Hatch served as President and Chief Executive Officer of Keaton International, Inc., an educational services company based in Edmonton, Alberta, Canada. Mr. Hatch managed all executive functions of the company and particularly focused on the development and management of the company’s educational services. During his time at Keaton International, Mr. Hatch led corporate networking and marketing campaigns world-wide. Mr. Hatch earned a Bachelor’s Degree in Education from the University of Alberta in 1974. Mr. Hatch is not a nominee or director of any other SEC registrant.

Harold Albert. Mr. Albert co-founded Profire Combustion, Inc. in 2002. He has served as the President and Chief Operating Officer of Profire since that time. Mr. Albert is responsible for research and development of new products and services. He oversees the Company’s Canadian operations. Prior to founding Profire, Mr. Albert worked in the oil services industry for Titan Technologies, Inc. from 1996 to 2002. During that time Mr. Albert served as an Associate Manager overseeing the company’s burner division. From 1993 to 1996 Mr. Albert was employed with Natco Canada doing start up and commissioning of oil and gas facilities in both Canada and Russia. Mr. Albert is not a nominee or director of any other SEC registrant.

There are no family relationships among any of our directors or executive officers.

Involvement in Certain Legal Proceedings

During the past five years none of our executive officers, directors or nominees has been involved in any of the following events that could be material to an evaluation of his ability or integrity, including:

•	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
•	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•

being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

•

being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, which judgment has not subsequently been reversed, suspended, or vacated.

Directors After the Expiration of the 10-Day Notice Period

As discussed above, following the 10-day notice period required under Rule 14f-1 promulgated under the Exchange Act, the board of directors of Flooring Zone intends to appoint Brenton W. Hatch and Harold Albert to the board of directors.

Board Meetings; Annual Meeting Attendance

The board held six meetings during our 2007 fiscal year. Each director attended at least 83% of the board of director meetings during the 2007 fiscal year (held during the period for which he has been a director) and the committees on which he served (during the period that he served). The board took written action without a meeting twice during the 2007 fiscal year.

Although it is not mandatory for directors to attend annual meetings, each director is encouraged to attend our annual meetings of stockholders. We did not hold an annual meeting of stockholders last year.

Committees of the Board of Directors

Audit Committee

We do not currently have a standing audit committee or other committee performing similar functions, nor have we adopted an audit committee charter. Given the size of the Company, its available resources and the fact that the our common stock is not listed on any exchange or automated quotation system that requires us to have an audit committee, our board of directors has determined that it is in the Company’s best interest to have the full board fulfill the functions that would be performed by the audit committee, including selection, review and oversight of the Company’s independent accountants, the approval of all audit, review and attest services provided by the independent accountants, the integrity of the our reporting practices and the evaluation of our internal controls and accounting procedures. The board is also responsible for the pre-approval of all non-audit services provided by its independent auditors. Non-audit services are only provided by our independent accountants to the extent permitted by law. Pre-approval is required unless a “de minimus” exception is met. To qualify for the “de minimus” exception, the aggregate amount of all such non-audit services provided to us must constitute not more than 5% of the total amount of revenues paid by us to our independent auditors during the fiscal year in which the non-audit services are provided; such services were not recognized by us at the time of the engagement to be non-audit services; and the non-audit services are promptly brought to the attention of the board and approved prior to the completion of the audit by the board or by one or more members of the board to whom authority to grant such approval has been delegated.

As we do not currently have a standing audit committee, we do not, at this time have an “audit committee financial expert” as defined under the rules of the Securities and Exchange Commission.

Nominating Committee

We do not currently have a standing nominating committee or other committee performing similar functions, nor have we adopted a nominating committee charter for the same reasons we do not have an audit committee. In general, when the board determines that expansion of the board or replacement of a director is necessary or appropriate, the board will review through candidate interviews with management, consult with the candidate’s associates and through other means determine a candidate’s honesty, integrity, reputation in the community, judgment, personality and thinking style, residence, willingness to devote the necessary time, potential conflicts of interest, independence, understanding of financial statements and issues, and the willingness and ability to engage in meaningful and constructive discussion regarding Company issues. The board will review any special expertise, for example, that qualifies a person as an audit committee financial expert, membership or influence in a particular geographic or business target market, or other relevant business experience. To date we have not paid any fee to any third party to identify or evaluate, or to assist it in identifying or evaluating, potential director candidates.

Until such time as we appoint a nominating committee, the board of directors will consider director candidates nominated by shareholders during such times as the Company is actively considering obtaining new directors. Candidates recommended by shareholders will be evaluated based on the same criteria described above. Shareholders desiring to suggest a candidate for consideration should send a letter to the Company’s Secretary and include:

•	a statement that the writer is a shareholder (providing evidence if the person's shares are held in street name) and is proposing a candidate for consideration;
•	the name and contact information for the candidate;

•	a statement of the candidate’s business and educational experience;
•

information regarding the candidate’s qualifications to be a director, including but not limited to an evaluation of the factors discussed above which the board would consider in evaluating a candidate;

•	information regarding any relationship or understanding between the proposing shareholder and the candidate;
•	information regarding potential conflicts of interest; and
•	a statement that the candidate is willing to be considered and willing to serve as director if nominated and elected.

Because of our small size and the limited need to seek additional directors, there is no assurance that all shareholder proposed candidates will be fully considered, that all candidates will be considered equally, or that the proponent of any candidate or the proposed candidate will be contacted by the Company or the board, and no undertaking to do so is implied by the willingness to consider candidates proposed by shareholders.

Compensation Committee

We do not currently have a standing compensation committee or other committee performing similar functions, nor have we adopted a compensation committee charter for the same reasons we do not have an audit committee or a nominating committee. As we have no committee, the full board of directors reviews and approves general compensation policies. With input from the Chief Executive Officer as to an individual’s performance and value to the Company, the board sets compensation levels, with the exception of the compensation of the Chief Executive Officer, which is set solely by the board of directors. Once Mr. Hatch and Mr. Albert are appointed to our board, each member of our board of directors will also be an executive officer of the Company. Therefore, each board member will abstain from voting upon his or her own individual compensation as an officer of the Company. The full board of directors votes upon director compensation. The board of directors also administers the Company’s 2003 Stock Incentive Plan. Neither the Chief Executive Officer nor the board of directors engaged compensation consultants during the year.

Code of Ethics

Our board of directors has adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer or controller and to persons performing similar functions. The code of ethics is designed to deter wrongdoing and to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, compliance with applicable laws, rules and regulations, prompt internal reporting of violations of the code and accountability for adherence to the code. We will provide a copy of our code of ethics, without charge, to any person upon receipt of written request for such delivered to our corporate headquarters. All such requests should be sent care of The Flooring Zone, Inc., Attn. Corporate Secretary, 1245 Brickyard Road, Suite 590, Salt Lake City, Utah 84106.

Director Independence

The board has determined that none of the current board members would qualify as independent directors as that term is defined in the listing standards of the American Stock Exchange. The board has also determined that neither Mr. Hatch nor Mr. Albert will qualify as independent directors if they are appointed to the board of directors.

Indemnification of Directors and Officers

Our Articles of Incorporation provide for indemnification to the fullest extent permitted by Nevada law. Specifically, our Articles provide that no director or officer of the Company shall be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of an Article by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director or officer of the Company for acts or omissions prior to such repeal or modification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval or Ratification of Related Party Transactions

Our board of directors is charged with monitoring and reviewing issues involving potential conflicts of interests and reviewing and approving all related party transactions. In general, we consider a related party transaction to be a transaction, or a material amendment to a transaction, involving a related party and the Company involving $120,000 or more. Our board of directors is required to review and approve related party transactions. In reviewing and approving any related party transaction or material amendment to any such transaction, the board of directors must satisfy itself that it has been fully informed as to the related party’s relationship to the Company and interest in the transaction and as to the material facts of the transaction, and must determine that the related party transaction is fair to the Company.

Related Party Transactions

In June 2007, Brent Hatch and Harold Albert loaned Profire $50,000 Canadian dollars, and in August 2007 Brent Hatch and Harold Albert loaned Profire $150,000 Canadian dollars, which in total was the equivalent of $163,800 in U.S. dollars based on conversion rates at October 30, 2008, by way of an unsecured promissory notes. The promissory notes are non-interest bearing and are due March 31, 2009. As of the date of this Schedule 14F-1, the full amount of the promissory notes remains outstanding.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table summarizes the total compensation paid to the individuals serving as principal executive officers (the “named executive officers”) during the fiscal years ending March 31, 2008 and 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Brenton W. Hatch(1)	2008	86,500	200,113	-0-	11,784	298,397
CEO	2007	97,722	117,341	-0-	27,292	242,355

Andrew Limpert (2)	2008	-0-	-0-	-0-	-0-	-0-
CFO and Former CEO

Harold Albert(3)	2008	86,500	200,005	-0-	11,320	297,825
COO	2007	97,722	18,819	-0-	16,081	132,622

(1)	Mr. Hatch served as CEO of Profire Combustion, Inc. during the fiscal years ended March 31, 2008 and 2007.

(2)	Mr. Limpert served as interim CEO and interim CFO of The Flooring Zone, Inc. from November 29, 2007 to October 2008.

(3)	Mr. Albert served COO of Profire Combustion, Inc. during the years ended March 31, 2008 and 2007.

Other Income

During the years ended March 31, 2008 and 2007 Profire purchased vehicles for and paid for fuel, maintenance and other vehicle related costs for Mr. Hatch and Mr. Albert.

Employment Agreements

We do not currently have employment agreements with any of the above named executive officers. We are currently negotiating employment agreements with our executive officers. The terms of compensation of our executive officers, including the terms of any employment agreements we may enter into with any of them, will be determined by our board of directors.

Employer Benefit Plans

At the current time, we do not provide any health care, retirement, pension, or other benefit plans to our named executive officers; however, the board of directors may adopt plans as it deems reasonable under the circumstances.

Termination of Employment and Change of Control Arrangement

There are no compensatory plans or arrangements, including payments to be received from us, with respect to any person named in cash compensation set forth above that would in any way result in payments to any such person because of resignation, retirement, or other termination of such person’s employment with the Company or its subsidiary, or any change in control, or a change in the person's responsibilities following a change in control of the Company.

Outstanding Equity Awards at Fiscal Year End

None of the named executive officers held outstanding equity awards at the years ended March 31, 2008 and 2007.

Stock Option Plan

On May 13, 2003 we adopted The Flooring Zone, Inc., 2003 Stock Incentive Plan (the “Plan”). The Plan allows Flooring Zone to grant options to its key employees, officers, directors, consultants, advisors and sales representatives to purchase up to 500,000 shares of its $.001 par value restricted common stock at an exercise price to be determined by the Stock Option Committee of the board at the time of grant. In 2003 Flooring Zone granted 45,000 options, none of which were granted to any of the named executive officers. These options vested immediately and were exercised in 2003. 455,000 options are still available for granting.

Employee Stock Purchase Plan

We do not currently have an employee stock purchase plan in place.

Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors for services on our board during the fiscal year ended March 31, 2008.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation	Total ($)
Andrew Limpert(1)	-0-	-0-	-0-
Brenton W. Hatch(2)	-0-	-0-	-0-
Harold Albert(2)	-0-	-0-	-0-
Joel Arline	-0-	10,650(3)	-0-

(1)	Mr. Limpert was appointed to the board of directors of The Flooring Zone, Inc., on November 29, 2007.

(2)

Mr. Hatch and Mr. Albert have been directors of Profire Combustion, Inc. since its inception in 2002. As discussed in this Current Report, Mr. Hatch and Mr. Albert will be appointed to fill vacancies on the board of directors of The Flooring Zone, Inc. ten days after the mailing of a Schedule 14F-1 to our shareholders.

(3)    Mr. Arline is a certified public accountant. This amount represents fees paid to Mr. Arline in connection with certain accounting and tax preparation and consulting services provided to The Flooring Zone, Inc. Mr. Arline resigned as a director of The Flooring Zone, Inc. on October 9, 2008.

Director Stock Purchase Plan

We do not currently have a director stock purchase plan in place.

COMMUNICATIONS WITH DIRECTORS

Shareholders and other parties interested in communicating with the board of directors of the Company may do so by writing to the Chairman of the Board of Directors, c/o Corporate Secretary, The Flooring Zone, Inc., 1245 Brickyard Road, Suite 590, Salt Lake City, Utah 84106.  The Corporate Secretary will review and forward to the members of the board copies of all such correspondence that, in the opinion of the Corporate Secretary, deal with the functions of the board or that he otherwise determines requires their attention.  Concerns relating to accounting, internal controls or auditing matters will be brought promptly to the attention of the Chairman of the Board and will be handled in accordance with procedures established by the board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FLOORING ZONE, INC.

Dated: October 30, 2008	/s/ Brenton W. Hatch
Brenton W. Hatch
Chief Executive Officer